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                                                                     Exhibit 2
                            SHARE PURCHASE AGREEMENT
                            ------------------------

            This Share Purchase Agreement is made on this 31st day of December 1996 by and among AMERICAN PRECISION INDUSTRIES INC., a stock corporation organized under the laws of the State of Delaware, USA (hereinafter referred to as "API"), API SCHMIDT-BRETTEN GMBH, a limited liability company organized under the laws of the Federal Republic of Germany (hereinafter referred to as "Buyer"), SCHMIDT-BRETTEN GMBH, a limited liability company organized under the laws of the Federal Republic of Germany (hereinafter referred to as the "Company"), KLOCKNER-HUMBOLDT-DEUTZ AKTIENGESELLSCHAFT, a stock corporation organized under the laws of the Federal Republic of Germany (hereinafter referred to as "KHD"), and KHD HUMBOLDT WEDAG AKTIENGESELLSCHAFT, a stock corporation organized under the laws of the Federal Republic of Germany (hereinafter referred to as "Wedag" and collectively with KHD the "Sellers"). API, the Buyer, the Company, and the Sellers shall at times be referred to individually herein as a "Party" or collectively as the "Parties".


                                    RECITALS
                                    --------

                  WHEREAS, KHD and Wedag are the sole shareholders of the Company;

                  WHEREAS, the Company is engaged in the business of production and marketing of plate heat exchangers, evaporators and pasteurizers for various industries;

                  WHEREAS, Buyer is a wholly-owned subsidiary of API;

                  WHEREAS, Buyer desires to buy and acquire from Sellers, and Sellers desire to sell and transfer to Buyer, upon the terms and subject to the conditions set forth herein, all of the shares of the Company (the "Shares");

                  WHEREAS, by executing this Agreement, Sellers have approved this Agreement and the transactions contemplated hereby, and have agreed to the transfer to Buyer all of their rights, title and interests in and to the Shares.

                  NOW, THEREFORE, in consideration of the mutual promises, covenants, representations, guaranties, warranties and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:




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                                   AGREEMENTS

         1.1 SALE AND PURCHASE OF SHARES. In reliance upon the representations and warranties set forth herein and upon the terms and subject to the conditions set forth in Section 2.4 hereof, Sellers agree to sell, and Buyer agrees to purchase, all of the Shares of the Company.



         1.2 TRANSFER OF SHARES. Sellers hereby assign and Buyer hereby accepts the assignment of all of the Shares of the Company, effective economically as of December 31, 1996, 24:00 hours (hereinafter defined as the "Effective Date"), subject to the conditions precedent set forth in Section 2.4 hereof.



         2.       PURCHASE PRICE AND CLOSING.



         2.1 TIME OF CLOSING. The consummation of the transfer of the Shares to Buyer shall be effected (the "Closing") no earlier than January 4, 1997 but no later than thirty (30) calendar days subsequent to the execution of this Agreement (the "Closing Date").



         2.2 PURCHASE PRICE. As consideration for the purchase and acquisition of the Shares, Buyer shall pay to Sellers DM 13,000,000 (in words:
Deutsche Mark thirteen million) (the "Purchase Price") subject to the provisions of Section 2.3 hereof.



         2.3 PAYMENT OF PURCHASE PRICE. The Purchase Price for the Shares shall be paid as follows:



         2.3.1 An amount of DM 10,000,000 (in words: Deutsche Mark ten million) shall be due and payable in cash at Closing to a bank account specified by Sellers in writing (the "First Installment").



         2.3.2 A further amount of DM 3,000,000 (in words: Deutsche Mark three million) (the "Final Installment") is due and payable on December 31, 1997. The Final Installment shall be subject to interest at a per annum rate of 5.5% commencing as of the Closing Date, provided that Buyer may prepay its obligation in full or in part without penalty. The payment of the Final Installment, including the interest rate, shall be guaranteed by API at Closing in the form of Exhibit A attached hereto. Sellers shall have the right to assign the right to receive this payment to a third party with API's consent, which shall not be unreasonably withheld. Sellers intend to secure a bank guarantee of this obligation, and API shall assist Sellers in securing such guarantee at Sellers' expense.





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         2.3.3



         (a) The Company will conduct a physical inventory of the Company's current assets on January 2 and 3, 1997, and representatives of the Buyer and Sellers shall be afforded full access to the taking of that inventory. Based on such physical inventory, the Company will cause to be prepared an unaudited balance sheet as of December 31, 1996 (the "Closing Balance Sheet"). The Sellers and the Buyer, or their respective representatives, shall have the right to participate in the preparation of the Closing Balance Sheet. On or prior to the Closing Date, the Company shall deliver the Closing Balance Sheet to the Buyer and Sellers, which shall have been prepared under the rules, regulations and accounting methods in Germany (evaluation of assets and liabilities shall be made according to currently used accounting and valuation methods to guarantee continuity of the financial statements based on German commercial standards).



         (b) The Closing Balance Sheet shall be audited by Coopers & Lybrand (the "Company's Auditor"). Not later than March 21, 1997, the Company's Auditor will conclude their audit of the Company's financial statements for the fiscal year ended December 31, 1996 and issue a report to Sellers and Buyer concerning the audit and stating that the Closing Balance Sheet has been prepared under the rules, regulations and accounting methods in Germany (evaluation of assets and liabilities shall be made according to currently used accounting and valuation methods to guarantee continuity of the financial statements based on German commercial standards), it being understood that the report of Company's Auditor must be unqualified. The Closing Balance Sheet as audited by the Company's Auditor is defined herein as the "Audited Balance Sheet."



         (c) Within twenty (20) days following the date on which the report of Company's Auditor is delivered to the Buyer and Sellers, the Buyer and Sellers shall agree on the Company's Net Asset Value (as hereinafter defined). If no agreement can be reached, either Party may give written notice to the other Party within the aforementioned twenty (20) day period (such notice to contain the objecting Party's comments and exceptions to the Audited Balance Sheet). If either Party gives notice that such Party does not concur with the report of Company's Auditor, then within twenty (20) days following the date of such notice, Sellers and Buyer shall jointly select and retain an independent firm of certified public accountants of international standing and reputation and not engaged in any audits of any of the Parties or their Affiliates, as hereinafter defined, (the "Independent Firm") for the purpose of resolving all unresolved issues with respect to the Audited Balance Sheet and the calculation of the Net Asset Value. If the Parties are unable to agree on the selection of an Independent Firm, such firm shall be appointed by the Institution of Public Accountants [IDW] in Duesseldorf within the five (5) days following submission of such request to the Institution. The retention of the firm shall be made by the Company within five (5) days of such appointment by the Institution.





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         (d) Within ten (10) days following such retention of the Independent
Firm, Sellers and Buyers shall present to the Independent Firm and to each other the issue or issues that must be resolved with respect to the Audited Balance Sheet and the calculation of the Net Asset Value.



         (e) The Parties shall use their best efforts to cause the Independent Firm to render its written decision as soon as it is reasonably practicable, including, without limitation, complying with all reasonable information requests by the Independent Firm; provided, however, that the Parties agree that the purpose of retaining the Independent Firm shall not include its own independent audit of the Audited Balance Sheet, but rather shall be limited to resolving the issue(s) presented to it and matters related thereto. All decisions of the Independent Firm shall be final and binding upon the Parties. The Audited Balance Sheet, with such adjustments, if any, made by the Independent Firm, is defined herein as the "Final Audited Balance Sheet." Until the Final Audited Balance Sheet has been provided to the Parties, Sellers shall have full and unrestricted access to the books and records of the Company and to the Company's management and Auditor.



         (f) The Buyer and Sellers shall bear equally all fees, costs, disbursements and other expenses of the Independent Firm associated with the performance of its functions, unless either Party's arguments are completely denied by the Independent Firm, in which case such Party shall bear all fees, costs, disbursements and other expenses of the Independent Firm.



         (g) "Net Asset Value" for the purposes of this Agreement shall mean the total assets of the Company as of December 31, 1996 minus the total liabilities of the Company as of December 31, 1996 determined under the rules, regulations and accounting methods in Germany (evaluation of assets and liabilities shall be made according to currently used accounting and valuation methods to guarantee continuity of the financial statements based on German commercial standards).



         2.3.4 To the extent that the Net Asset Value as shown on the Final Audited Balance Sheet is determined to be less than DM 6,000,000 (in words:
Deutsche Mark six million), Sellers shall have the option to either (a) pay such deficit in cash to an account of Buyer specified in writing within fifteen (15) days of such determination or (b) take such actions as are necessary, at no cost or expense to Buyer or the Company, to increase the Net Asset Value as of December 31, 1996 to DM 6,000,000 (in words: Deutsche Mark six million).



         2.3.5 Buyer hereby waives its statutory rights to retention and offset against the Final Installment of any claim it may have against Sellers; provided, however, it shall retain all of its rights to indemnification as provided for in Article 6 of this Agreement.





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         2.3.6 As used in this Article 2 and elsewhere in this Agreement, an
"Affiliate" of, or person "Affiliated" with, a specified person, is a person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.



         2.4      CONDITIONS OF CLOSING.



         2.4.1 CONDITIONS OF BUYER'S OBLIGATION TO CLOSE. The transfer of title to the Shares to Buyer and the consummation of all other transactions contemplated hereby shall be subject to the fulfillment of the following conditions or the written waiver thereof by the Buyer:



         (a) following the Company's sale of the real property as set forth in
Section 5.1 hereof, in which the Company will realize a book profit of approximately DM 2,300,000 (in words: Deutsche Mark two million three hundred thousand), the Sellers shall cause the Company to record DM 2,000,000 (in words:
Deutsche Mark two million) of that profit as an increase of its capital surplus (freie Rucklage) prior to the Effective Date and KHD shall provide to Buyer a copy of the shareholders agreement attached hereto as Exhibit B certifying that such action has been taken; and



         (b) the Closing Balance Sheet shall reflect that the Company had a Net Asset Value as of the Effective Date of not less than DM 6,000,000 (in words:
Deutsche Mark six million).



         2.4.2 CONDITIONS OF SELLERS' OBLIGATION TO CLOSE. The transfer of title to the Shares to Buyer and the consummation of all other transactions contemplated herein shall be subject to the payment of the First Installment by Buyer to Sellers' account or the written waiver thereof by Sellers.



         3.       GUARANTIES AND REPRESENTATIONS OF THE COMPANY AND SELLERS.

                  The Company and each of the Sellers, jointly and severally, guarantees in the form of an independent, non-accessory guarantee ("selbstandiges Garantieversprechen") and independently represents ("Zusicherung"), as of the signing and as of the Closing Date as if it were made anew, as set forth below in Sections 3.1 through 3.18. The Sellers and Buyer acknowledge and accept that Sellers shall make such guarantees and representations without qualifications, unless specifically stated otherwise, and that when a guarantee or representation is made dependent on the knowledge of the Company or the Company's management, it shall be only the knowledge of such management personnel who have been granted statutory power to represent the Company.





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         3.1 ORGANIZATION, CAPITALIZATION. (i) The Company is a duly formed limited liability company validly existing under the Law regarding Limited Liability Companies; (ii) the duly certified excerpt from the commercial register as set forth in Schedule 3.1(ii) hereto correctly reflects the current status of the Company except as otherwise indicated in such Schedule 3.1(ii), sets forth the persons who have been granted statutory power to represent the Company, and no actions have been taken by the Company or Sellers that would have a material adverse effect on the Company's existence, legal form, or business continuation or representation since the date of the last entry of such excerpt; (iii) the Articles of Association of the Company as set forth in
Schedule 3.1 (iii) hereto are those currently in effect for the Company; (iv) the Sellers are the only holders of equity interests, equity rights, profit participation rights or similar rights in the Company and no encumbrances, silent participation interests, usufructs, sub-participations on or in the Company or on or in any of the Sellers' Shares in the Company exist; (v) the shareholders' capital contributions in kind to the Company, if any, were valued in accordance with the Law regarding Limited Liability Companies and the contributed capital has not been paid back in whole or in part to any of the shareholders; and (vi) the Shares transferred to Buyer do not constitute all or substantially all of the assets of any of the Sellers within the meaning of
Section 419 of the German Civil Code.



         3.2 POWER AND AUTHORITY RELATIVE TO THIS AGREEMENT. The undersigning executive officers of the Company and Sellers have full corporate power and authority to execute this Agreement on behalf of the Company and Sellers and to bind them thereby. All necessary corporate actions have been taken to authorize the execution of this Agreement. None of the Sellers is subject to any rights of first refusal or any other rights, orders or other consent or authorization requirements of third persons or entities or state authorities, including courts, which could conflict with or be breached or violated by entering into this Agreement or any other agreements contemplated herein or by the performance hereof or thereof by the Sellers. The Agreement is a valid and binding obligation of the Company and Sellers, enforceable against each of them in accordance with its terms.



         3.3 FINANCIAL STATEMENTS. Attached as Schedules 3.3(a), 3.3(b) and 3.3(c) hereto are complete and correct copies of the audited financial statements of the Company as of December 31, 1995 (including the balance sheet, the profit and loss statement and the notes thereto), the unaudited interim balance sheet as of September 30, 1996 and the unaudited provisional balance sheet on a forecast basis as of December 31, 1996, respectively. Sellers are not aware of any material facts which should be included in the unaudited interim balance sheet as of September 30, 1996 or the unaudited provisional balance sheet on a forecast basis as of December 31, 1996 which are not included on such balance sheets and whose absence would cause such balance sheets to be misleading in a material respect. The audited financial statements as of December 31, 1995 (including the balance sheet, the profit and loss statement and the notes thereto) and the Final Audited Balance Sheet when prepared (jointly, the "Financial Statements") have been, or in the case of the Final Audited Balance Sheet will be, based upon the information contained in the accounting books and records of the Company, are, or in the case of the Final Audited Balance Sheet will be, complete and present fairly, as if the Company



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were independent from Sellers, the financial condition, results of operations and changes in financial position of the business as of the times and for the periods referenced therein. The Financial Statements (including all reserves included therein, including, without limitation, reserves and liabilities for current or contingent pension, product warranty and product liability claims against the Company) have been, or in the case of the Final Audited Balance Sheet will be, prepared in accordance with German generally accepted accounting principles, particularly the principle of commercial precaution, applied on a basis consistent with past practice. Except as stated in or reserved for in the Final Audited Balance Sheet, as of December 31, 1996 the Company has no outstanding claims against it or any liabilities or indebtedness, contingent, absolute or accrued; and to the best of Sellers' knowledge there is no condition, fact or circumstance which might reasonably create such claim or liability or increase an existing liability.



         3.4 MOVABLE PROPERTY. (i) Other than as set forth in Schedule 3.4 hereto, the Company has unrestricted and unencumbered title to all movable property, except for those restrictions or encumbrances incurred in the ordinary course of business; (ii) except for the lease referred to in Section 5.3, there is no real property or interest in real property included in the assets of the Company; (iii) the movable property is in a condition which allows for its use and disposal in the ordinary course of business without extraordinary costs and losses; (iv) the inventory included in the movable property consists of items of good quality useable and saleable in the ordinary course of business of the Company, fit for its intended purpose, correctly accounted for in the books and records of the Company in accordance with German generally accepted accounting principles at the lower of cost or market value (Niederstwertprinzip) and, except to the extent of a write down in accordance with the principle of commercial precaution and so reflected in the Financial Statements or the books and records of the Company, is not used, slow moving, below standard, damaged, defective, obsolete or otherwise unusable or unmarketable and is in compliance with all material applicable regulations, rules and certifications, is in conformity in all material respects with all material applicable product registrations and specifications and has received customary maintenance; and (v) none of the movable property is subject to any agreement or commitment for sale or disposition, or has been disposed of, except for inventories being sold and dispositions of movable property in the ordinary course of business.



         3.5 ACCOUNTS RECEIVABLE. All accounts receivables are properly reflected in the Financial Statements. Except as otherwise set forth in Schedule 3.5, all such accounts receivables are (i) valid and enforceable; (ii) subject to no known defenses, set-offs or counterclaims; (iii) other than to the extent of proper allowances for doubtful claims established in accordance with the principle of commercial precaution reflected in the books and records of the Company and collections already made, all accounts receivable are current and collectible, except as set forth in Schedule 3.5(iii) hereto; (iv) all such accounts receivable have been properly written down (Pauschalwertabschreibungen) in accordance with the principle of commercial precaution; (v) all accounts receivable of the Company represent bona fide sales actually made in the ordinary course of business on credit terms extended consistent with past



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practice of the Company and represent the legal, valid and binding obligations of the obligers thereto; (vi) no agreement for bonus, deduction, free goods, discount or other deferred price or quantity adjustments has been made with respect to any such account receivable other than in the ordinary course of business and as permitted under applicable laws; and (vii) the Company has the unrestricted and unencumbered title to the accounts receivable reflected in the Financial Statements, except for those restrictions or encumbrances incurred in the ordinary course of business.



         3.6 INTELLECTUAL PROPERTY. (i) Schedule 3.6 hereto contains a true, complete and accurate list of all intellectual property owned by the Company, in whole or in part, and related to the business and accurately identifies, where appropriate, one or more of the following for each item of the intellectual property: filing date, issue date, duration, classification of invention or good covered, country of origin and last payment of filing fees, and, in case of joint owning of such rights with or licensing such intellectual property to third parties, the respective rights and parties as well as the duration and the royalties agreed; (ii) the intellectual property set forth in Schedule 3.6 hereto is, except as otherwise stated, the sole property of the Company, free of any rights or encumbrances of third parties; (iii) the intellectual property set forth in Schedule 3.6 hereto is enforceable and not invalid due to oppositions, non-payment of registration or other applicable fees and has not become in the public domain; (iv) Company has taken all necessary actions to maintain and protect the intellectual property; (v) except as otherwise disclosed in Schedule 3.6, Company has not received notice of any claim against the intellectual property asserting the invalidity, misuse or unenforceability of any of the intellectual property and there are no grounds for any such claims, oppositions, or challenges; (vi) Company's management has no knowledge of any infringement or misappropriation of any of the intellectual property; (vii) the use of the intellectual property has not infringed and does not infringe or misappropriate any intellectual property or proprietary rights of any other person or entity; and (viii) the transfer of Shares to Buyer will not alter, impair, extinguish or otherwise affect any of the intellectual property. The foregoing guaranties and representations on the part of Sellers are made to the best of Sellers' knowledge.



         3.7 INTANGIBLE ASSETS. (i) Except as otherwise disclosed in Schedule 3.7, neither Sellers nor Company's management have received any written notice from any material supplier or material customer to the effect that such supplier or customer will stop, or materially decrease the rate of supplying or purchasing, respectively, materials, products or services to or from the Company, and there are no grounds for such a stoppage or decrease; and (ii) to the best of Sellers' knowledge no material customer/supplier relationship has been materially adversely affected by any misconduct of contractual obligations, quality problems, labor disputes, payment behaviors or financial difficulties or other adverse circumstances. By giving these guaranties and representations neither the Sellers nor the Company make any representation as to the future success of the Company's business.





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         3.8 BUSINESS CONDUCT. (i) With respect to the business, except as otherwise disclosed in Schedule 3.8, Company has complied with and is not under default under or in violation of any applicable law which would materially affect the Company, including German, EU or US export or import laws, anti-corruption, anti-terrorism, or money laundering laws, or the provisions of any franchise or license agreement, or any provision of its Articles of Association; (ii) the Company has obtained all material permits necessary to conduct all parts and facilities of its business and on its business premises, respectively, and these permits will not expire due to any violation of any of their conditions or provisions, due to time lapse or the transfer of Shares to Buyer; (iii) the assets owned and employees currently employed by the Company, in addition to licenses obtained, inventory and equipment leased and premises leased, encompass all the employees, assets and equipment necessary to orderly conduct the business in its current form and volume; (iv) the business has been and will continue to be conducted only in the ordinary course of business up to the Closing Date and no material adverse change has occurred or will occur up to the Closing Date; and (v) except as otherwise disclosed in Schedule 3.8, neither Sellers nor the Company's banks have provided any guaranties, suretyships, or any other security or assurances to guarantee Company's obligations to third parties (including Sellers or their Affiliates) that will not be returned to the Company at their full value.



         3.9 LITIGATION. The Company and Sellers guarantee and represent that there are no lawsuits, claims, disputes, administrative or other proceedings or investigations relating to the Company, or threatened by, against or affecting the Company except those set forth in Schedule 3.9 hereto. All of such disclosed litigation matters, including, without limitation, the matter involving S & G Getranke GmbH & Co. KG ("Stute"), have been fully reserved for in the Financial Statements except as otherwise stated in Schedule 3.9, and (x) have been disclosed in Schedule 3.9 as such, including a description of the full financial risk to the Company, or (y) will be completely covered by insurance, including, without limitation, any damages, costs and expenses incurred or to be paid by the Company or otherwise in relation to such matters.



         3.10 LEASES. (i) The use of the business premises by the Company after the Effective Date is evidenced by the lease in the form of Exhibit C hereto;
(ii) the Company is not a party to any lease or rental agreement, other than those set forth in Schedule 3.10 (ii) hereto; (iii) the agreements set forth in
Schedule 3.10(ii) are valid and binding and do not include a provision pursuant to which the lessor may terminate the agreement automatically upon the direct or indirect change of control of the lessee; and (iv) the lease or rental payments have been paid and will have been paid when due up to the Closing Date.



         3.11 LICENSES. (i) The Company is not party to any license, franchise or other cooperation agreement, other than as set forth in Schedule 3.11 hereto;
(ii) the agreements set forth in Schedule 3.11 hereto are valid and binding and do not include any provision pursuant to which one party can terminate the agreement automatically upon a direct or indirect change in control of the other party; (iii) all royalties or other payments payable under the agreements set forth in Schedule 3.11 hereto have been paid and will have been paid when due up to the



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Closing Date; and (iv) no measures as described in Sections 3.6(v) through
3.6(viii) exist with respect to intellectual property obtained by agreement, other than those having no material adverse effect on the foreseeable future profits of the Company.



         3.12 DISTRIBUTORSHIPS. (i) The Company is not party to any commercial agency, distributorship, commission or other distribution procurement agreements, other than those set forth in Schedule 3.12 hereto; (ii) all payments under the agreements set forth in Schedule 3.12 hereto have been paid and will have been paid when due up to the Closing Date; (iii) no disputes arising out of these agreements, including, without limitation, severance or termination compensation issues exist nor are threatened; (iv) the agreements are valid and binding and cannot be terminated by a party automatically upon the direct or indirect change in control of the other party; (v) no plans for termination of material agents, distributors, or any other sales person exist nor has the Company's management received any notice that such agents, distributors, or sales persons will terminate their services; and (vi) termination of such agreements will not result in any compensation claims or other payment obligations of the Company other than as required by any applicable law or pursuant to agreements disclosed in Schedule 3.12.



         3.13 SERVICE AGREEMENTS; ETC. (i) The Company is not party to any service, consultant, maintenance or similar agreement, minimum purchase or sales obligations, purchase or sales cooperatives, or any other continuing contractual relationship, except those set forth in Schedule 3.13 hereto; (ii) all payments under the agreements set forth in Schedule 3.13 hereto have been paid and will have been paid when due up to the Closing Date; (iii) no disputes arising out of any such agreements exist or are threatened; and (iv) to the best of Sellers' knowledge the Company has not entered into any oral or written agreements whose existence could give rise to any liabilities or any adverse effects as a result of the consummation of this Agreement or any other agreements contemplated herein.



         3.14 ACCOUNTS; INSURANCE. (i) Schedule 3.14 hereto sets forth an accurate, complete and correct list of the names of all banks and other financial institutions with which the Company has any agreement, account, deposit, or safe deposit box and the names and contract numbers, as well as a brief description of coverage and amount covered, of all insurance where the Company, the assets or the business is insured and specifying which risks are either self-insured by the Company or covered by a KHD umbrella policy; (ii) all of the insurance contracts covering the Company are valid and binding and all payments have been paid and will have been made when due up to the Closing Date; and (iii) except as set forth in Schedule 3.9, the insurance for product liability and public liability, if any, under a KHD umbrella policy covers, subject to such self-retentions and limitations as set forth in such policy, all claims of third parties against the Company resulting from actions or inactions prior to the Closing Date attributable to the Company, including, without limitation, all claims relating to Stute, Harp Ireland Limited ("Harp"), and the accidents at the corroding facility.





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         3.15 LABOR RELATIONS. (i) Schedule 3.15 hereto sets forth an accurate, complete and correct list of all employees of the Company, including each employee's age, date of entry, and compensation and any pending or proposed terminations and all agreements with employees or their representatives; (ii) the Company has remunerated the services contracted, including those of managing directors and other managers, in a reasonable and locally customary manner and in compliance with applicable tax regulations, and is not delinquent in the payment of any such remuneration, and in case of termination of employment contracts, no severance payments are to be paid which exceed statutorily required amounts or such amounts as are determined by a court or are customary in the areas where the Company conducts its business; (iii) the Company is not obligated to pay to employees or any other party any pension, bonuses, profit participation or retirement payments due subsequent to the Closing Date, except for usual benefits under the social welfare system and the existing regulations of the Company (i.e. specific agreements between the Company and employees) and Unterstuetzungsverein; (iv) at the Closing Date no claims will exist for profit related bonuses against the Company or any pension plan sponsored by the Company except for those reflected in the Audited Balance Sheet; and (v) all of the shop agreements with employees that apply to the Company are valid and no provisions are included in such agreement that may have a material effect on or reverse the benefits of such shop agreements to the Company subsequent to the Closing Date.



         3.16 TAXES. (i) The Company has correctly and accurately prepared and filed, when due, all required tax returns and all applicable tax and information returns with respect to any taxes, assessments, fees, levies or any other similar publicly levied charges or social security payments, including, without limitation, late interest or penalties ("Taxes"); (ii) the Company has either paid all Taxes up to the Closing Date or provided for them as reserves on the Final Audited Balance Sheet; (iii) no unlawful constructive dividends or other deductions have been made or will be made prior to the Closing Date; (iv) there is no proceeding relating to the business by any tax authorities pending or threatened against the Company; and (v) the transfer of the real property to KHD as provided for in Section 5.1 will not result in any capital tax (Koerperschaftssteuer) on the Company's behalf.



         3.17 PRODUCT LIABILITY. Except as set forth in Schedule 3.17 hereto and except for routine claims of DM 15,000 (in words: Deutsche Mark fifteen thousand) or less (i) Company's management has not received any notice or information as to any claim or allegation of personal injury, death or property or economic damages, any claim for punitive or exemplary damages, any claim for contribution or indemnification, or any claim for injunctive relief in connection with the business over the preceding five (5) years, including, without limitation, any general defects of gaskets; (ii) no general defect has appeared in products produced and sold in the business over the preceding five
(5) years; (iii) no warranty or similar claims have been made against the Company in connection with the business in the five (5) preceding years; (iv)
Schedule 3.17(iv) hereto includes all standard forms of product warranties and guaranties used by the Company in connection with the business and copies of all other product warranties given or made in connection with the business; and (v) to the best of Sellers' knowledge the managers of the Company, with respect to any products of the business sold during the preceding five (5) years, have not given any verbal product warranties or guaranties containing terms less favorable to the Company than the terms in the documents included in
Schedule 3.17 (iv) hereto.



         3.18 ENVIRONMENTAL. (i) The Company is in compliance with, and is not subject to any liability under any applicable environmental and safety law, the violation of which would have a material adverse effect on the Company; (ii) the Company holds and complies with all necessary permits and registrations required by such laws, and such permits and registrations will not be terminated upon a direct or indirect change in control of the Company or as a result of Sellers' sale of the Shares to Buyer; (iii) the Company has not incurred any liability, existing or contingent, for releases or offsite disposals of hazardous wastes, substances or constituents or pollutants or any other pollution and the Company's management has not received any notice that the Company has or may be named as a party potentially responsible for any pollution; (iv) the Company's management has not received written or oral notice or other correspondence alleging that the Company or the business is liable or potentially liable pursuant to any environmental or safety laws or is violating or not in compliance with any applicable environmental or safety laws nor, to the best of Sellers' knowledge, is there any basis for such a notice; and (v) Company has not contractually agreed to assume any environmental liabilities whatsoever. A copy of the environmental report, excluding its exhibits number 1 through 7, by Dr. Tillmanns & Partner GmbH dated November 27, 1996 is attached hereto as Exhibit D.



         3.19 SURVIVAL OF GUARANTIES AND REPRESENTATIONS OF SELLERS. The representations and guaranties of the Sellers shall be subject to a period of limitation (Verjahrung) commencing on the Closing Date during which claims hereunder may be raised by API or the Buyer by giving notice as provided for in the first two sentences of Section 6.3(a):



(i) of eighteen (18) months for the representations and guaranties set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.10, 3.11,
         3.12, 3.13, 3.14 and 3.15; and;

(ii) of sixty (60) months for the representations and guaranties set forth in Sections 3.9, 3.16, 3.17 and 3.18.



         4.       REPRESENTATIONS AND WARRANTIES OF API AND BUYER.

                  API and Buyer jointly and severally represent and warrant to Sellers as follows:



         4.1 ORGANIZATION AND STANDING. API is, and at the time of Closing will be, a duly formed and validly existing stock corporation organized under the laws of the State of Delaware, USA. Buyer is, and at the time of Closing will be, a duly formed and validly existing limited liability company under the German law regarding limited liability companies.

         4.2 POWER AND AUTHORITY TO ENTER INTO THIS AGREEMENT. (i) This Agreement has been duly executed by duly appointed officers of API and by the managing directors of Buyer and all necessary corporate action has been taken by API and Buyer to approve such execution; and (ii) neither API nor Buyer is subject to any rights, orders or other consent or authorization requirements of third persons or entities or state authorities including courts which could avoid or conflict with or be breached or violated by entering into the Agreement or their performance and that the Agreement is a valid and binding obligation of API and Buyer, enforceable in accordance with its terms.



         4.3 BINDING ON API. All duties and liabilities incurred by Buyer under this Agreement shall be equally binding on API.



         4.4 SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF API AND BUYER. The representations and warranties provided by API and the Buyer shall be subject to a period of limitation (Verjahrung) of three (3) years subsequent to the Closing Date during which claims hereunder can be raised by Sellers.



         5. OTHER COVENANTS AND AGREEMENTS.



         5.1 SALE OF REAL PROPERTY. Effective prior to the Effective Date, Sellers shall provide for the sale and, to the extent practicable under the circumstances, the special entry in the required recording office of the transfer of the real property currently owned by the Company to an entity determined by Sellers for a price of DM 10,000,000 (in words: Deutsche Mark ten million) net of taxes and all transactional costs (the "Real Estate Purchase Price"). Prior to the Closing Date, Sellers shall procure all necessary approvals from third parties, if any, for such sale and transfer, including but not limited to any approvals from the City of Bretten. If the City of Bretten exercises its right to purchase the real property, it shall be obligated to take the property subject to the lease agreement referred to in Section 5.3 and subject to all of the Company's rights under that lease; Sellers shall take all actions necessary to guarantee that the lease remains in full force and effect in accordance with its terms. Any and all tax liabilities and obligations of the Company relative to such transfer of real property shall be borne by the Company other than capital tax (Koerperschaftssteuer).



         5.2 ACCOUNTS PAYABLE TO KHD. Buyer shall ensure the repayment of accounts payable by the Company to KHD existing at the time of Closing as follows:



         (a) within ten (10) days after the Closing Date, all accounts receivable of the Company from KHD at the time of the Closing, including the Real Estate Purchase Price, shall be offset against all accounts payable by the Company to KHD at the time of the Closing without interest being payable on either such receivables or payables; provided, however, that interest shall be payable on the Company's accounts payable to KHD for the period prior to the Effective Date in accordance with past practice and such interest obligation shall be reflected in the Audited Balance Sheet;



         (b) the Company shall pay to KHD a further amount, if any, equal to the accounts payable by the Company to KHD remaining after the netting of accounts payable and accounts receivable provided for in Section 5.2(a); provided, however, that the obligation to KHD includes maximum earnings before tax from operations of the Company during 1996 of DM 2,800,000 (excluding profit from the Real Estate Purchase Price). Such further repayments of accounts payable by the Company to KHD shall become due and payable within thirty (30) days after the Parties have received the Audited Balance Sheet from the Company's Auditor; Buyer waives its statutory rights to retention and offset against these repayments of any claim it may have against Sellers but Buyer shall retain all of its rights to indemnification as provided for in Article 6 of this Agreement;



         (c) in the meantime upon the request of KHD, KHD and Buyer shall mutually agree on arrangements for the Company to pledge accounts receivable to a bank for factoring purposes, provided that the costs for such factoring shall be borne by Sellers and the amount received shall be offset against the Company's obligations to KHD; in the event that KHD desires a bank guarantee of these payments, API shall assist KHD in securing a guarantee at KHD's expense;



         (d) the accounts payable referred to in Section 5.2(b) above shall be subject to interest at a rate of 5.5 % per annum as of the Effective Date;



         (e) API shall guarantee such accounts payable to KHD by providing a guarantee in writing in the form of Exhibit E attached hereto;



         (f) the Company, to the extent legally permitted, and API and Buyer shall agree not to assert any claim against KHD under Section 32A of the GmbH Code or similar concepts under case or statutory law for the repayment or return of any funds received by KHD as contemplated under this Section 5.2; provided, however, that this agreement is not, and shall not be deemed to be, an indemnification by the Company, API or Buyer of KHD for any liability KHD may have to creditors of the Company under Section 32A of the GmbH Code or similar concepts under case or statutory law; and



         (g) KHD shall guarantee that all accounts receivable from KHD Affiliates on the Audited Balance Sheet shall be paid to the Company by such Affiliates in accordance with the terms of payment originally extended by the Company to such Affiliate.

         5.3 LEASE AGREEMENT. The Company and KHD-Wohnungbaugesellschaft GmbH, Koln shall have executed the lease agreement related to the business premises attached hereto as Exhibit C, which shall be effective as of the Effective Date. The Sellers hereby guarantee that this lease agreement shall be binding upon any party, including the City of Bretten, that acquires the real property referred to in Section 5.1.



         5.4 TRADEMARKS, ETC. At the Closing Sellers and their Affiliates shall transfer to Buyer and/or the Company the worldwide exclusive right to use the company name and trade marks of Schmidt-Bretten; Buyer and/or the Company shall have the right and responsibility to exercise all actions necessary to register these rights in the respective countries under the name of Buyer and/or the Company and Sellers and their Affiliates shall provide reasonable assistance to them in this regard at the Company's expense. Sellers shall provide at Closing a legal opinion of its in-house legal counsel in substantially the form of Exhibit F attached hereto.



         5.5 DEUTSCHE BANK-TRANSFER; PROFIT POOLING. On or prior to the Closing, Sellers shall deliver (i) a duly executed agreement with, or notice to Deutsche Bank cancelling the participation of the Company in the DB-Transfer Agreement effective as of December 31, 1996; and (ii) a duly executed agreement effective as of December 31, 1996 terminating the profit and loss pooling agreement entered into with the Company.



         5.6 INTERIM FUNDING. After all Parties have signed this Agreement and prior to Closing KHD shall provide the Company with the funds needed by the Company for working capital purposes. These funds shall be advanced by KHD in the form of a loan to the Company pursuant to an unsecured promissory note and shall be repaid by the Company at the Closing with interest at the rate of 5.5% per annum. These funds shall not be considered part of the accounts payable referred to in Section 5.2.



         5.7 ACCOUNTS RECEIVABLE; POSSESSION; BUSINESS OPPORTUNITIES. If Sellers subsequent to Closing shall receive payment of any sum with respect to any note or account receivable of the Company, Sellers shall promptly notify Buyer and shall deliver the same to Buyer. Should Sellers receive or learn of any business opportunity or other benefit pertaining to the Company, Sellers shall use their best faith efforts to promptly notify the Company thereof or to refer the same to the Company.



         5.8 NON-COMPETITION. To the extent permitted by laws applicable to the Company's business, for a period of five (5) years following the Closing Date, neither of the Sellers nor any of their Affiliates shall directly or indirectly engage in, or assist any third party to engage in, any business that competes with the Company's current business, or presently contemplated business which is known to Sellers and which is set forth in written form by the Company.

         5.9 TERMINATION OF PLATE HEAT EXCHANGERS BUSINESS IN US AND SPAIN. KHD and its Affiliates shall terminate the plate heat exchangers business in the United States and Spain effective within sixty (60) days after the Closing Date.



         5.10 CUBAN CONTRACT. The Company shall, prior to the Effective Date, assign to Wedag any outstanding contracts (including any outstanding warranty obligations) between the Company and Imexpal (a Cuban company), and Wedag shall assume all outstanding obligations under such contracts effective as of December 31, 1996. A copy of that assignment and assumption agreement is attached hereto as Exhibit G. The Audited Balance Sheet shall reflect such assignment and assumption of such contracts.



         5.11 KHD'S GUARANTEE RE STUTE; INSURANCE COVERAGE. KHD hereby agrees to indemnify and hold API, Buyer and the Company harmless against any losses arising out of claims that have been or may be asserted by Stute in excess of the amounts provided for in the Final Audited Balance Sheet for claims by Stute, without regard to the limits set forth in Section 6.1.3. KHD shall continue the existing insurance coverage subsequent to the Closing Date for all financial risks related to claims by Stute and Harp. The Company hereby agrees to provide KHD with reasonable assistance in defending the Stute and Harp claims.



         5.12 CONTINUATION OF NORMAL BUSINESS OPERATIONS. At all times after the signing of this Agreement and prior to the Closing, the Company shall continue to operate in the usual and ordinary course, and shall use its best efforts to preserve intact its business organization, goodwill, employees, customers, suppliers and others having business relations with the Company. During that time period, the Company shall not, and the Sellers shall not allow the Company to, undertake any of the following actions without the prior written consent of
Buyer:



         (i) any increase in the compensation or other remunerations payable to employees of the Company, other than in the normal course of business;



         (ii) any disposal of or encumbrance of any of the assets of the Company, other than in the ordinary course of business;



         (iii) any incurrence of any obligations for capital expenditures by the Company in excess of DM 50,000 (in words: Deutsche Mark fifty thousand) or outside of the normal course of the Company's business;



         (iv) any incurrence by the Company of any material obligations or liabilities, other than in the ordinary course of business;

         (v) any distribution of cash dividends or other distribution with respect to any of the Company's assets other than in the ordinary course of business and except for payments made under the profit and loss pooling agreement referred to in Section 5.5; or



         (vi) any transactions between the Company and the Sellers or any of their Affiliates not otherwise contemplated under this Agreement or other than in the ordinary course of business consistent with past practices.



         5.13 PARTICIPATION OF BUYER. Commencing upon the signing of this Agreement by each Party, Buyer shall be entitled to participate in the management of the Company. No management or shareholders' decisions shall be made subsequent to that date without the prior consent of Buyer or its representatives.



         5.14 BROKER'S FEES AND EXPENSES. No Party shall be responsible for any obligation with respect to any broker's fee, finder's fee, investment advisory fee or similar fee obligation which may have been incurred by any other Party in connection with this transaction. Other costs, expenses and liabilities which may be incurred in connection with the consummation of this transaction, such as, for example and without limitation, the cost of professional fees, shall be paid by the Party incurring the cost.



         5.15 NON-DISCLOSURE. Except as required by law, no Party shall make any news releases or other public announcement pertaining to the transactions contemplated herein without the prior consent of the other Parties hereto. To the extent such a release or announcement is required by law, the Party making the same shall give the other Parties advance notice of, and an opportunity to comment on, the proposed release or announcement.



         6.       INDEMNIFICATION AND OTHER REMEDIES.



         6.1      INDEMNIFICATION BY SELLERS.



         6.1.1 Sellers shall jointly and severally indemnify and hold harmless API, Buyer or the Company, as the case may be, from and against the amount of any claim, damage, loss, cost, expense (including reasonable attorney's fees and related disbursements) or any other liability caused by, resulting from or arising out of, directly or indirectly, whether based on the particular Seller's fault or not, (collectively, "Losses") as follows: (a) any failure of any Seller to perform or fulfill agreements or obligations set forth in this Agreement to be so performed or fulfilled by such Seller; and (b) any inaccuracy in any of the representations of any Seller set forth in this Agreement or breach of any of the guaranties or covenants of any Seller set forth in this Agreement.

         6.1.2 API, Buyer or the Company may assert a claim for payment under this Article 6, from time to time, pursuant to the procedures set forth in
Section 6.3 and the qualifications set forth in Section 6.1.3 and further subject to the following time limits. A claim for a Loss arising under Section 6.1.1(a), or under Section 6.1.1(b) for a breach of any agreement or covenant under Article 5, must be asserted within sixty (60) months after the Closing Date, except for a claim based on a breach of Section 5.11 which shall not be subject to any time limit; and a claim for a Loss arising under Section 6.1.1(b) for an inaccuracy in a representation or breach of a guarantee in Article 3 must be asserted within the respective time periods set forth in Section 3.19.



         6.1.3



         (a) Sellers shall only be required to indemnify and/or hold harmless API, the Buyer or Company, as the case may be, to the extent that the aggregate amount of claims for Losses as defined in Section 6.1.1 exceed the aggregate (in total) amount of all accruals, provisions and reserves (for whatever risks) provided for in the Final Audited Balance Sheet (the "Total Reserves"). The Total Reserves shall include (i) valuation reserves including lump sum and individual reserves (Wertberichtigungen) on inventories and receivables, and
(ii) other accruals, provisions and reserves for (including but not limited to) residual vacation claims, guarantee risks, social plans, risks of the Stute lawsuit, risks of lawsuits with employees, risks arising out of the dispute with Harp, royalties, contingent losses, professional fees, overtime hours, receivables invoiced and taxes related to the purchase of land including notarial fees and fees to register deeds. If and when an accrual, provision or reserve that is included in the Total Reserves as of December 31, 1996 is actually applied, in whole or in part, to cover the liability for which the accrual, provision or reserve was established, the amount so applied shall be added to the amount of the claims for Losses for purposes of determining whether the aggregate amount of the claims for Losses exceeds the Total Reserves.



         (b) Immediately after the Closing Balance Sheet has been delivered to Buyer and Sellers, they shall mutually prepare a schedule (the "Schedule") which shall be derived from the Closing Balance Sheet and which shall list each accrual, provision and reserve which is included in the Total Reserves and the amount of each such accrual, provision and reserve and the total amount of the Total Reserves and which shall be adjusted to whatever adjustments have been made to the Closing Balance Sheet during the procedures set forth in Section 2.3.3(b) through (f). If the Buyer and Sellers cannot agree on what should be in the Schedule they shall submit their dispute to the Independent Firm in accordance with Section 2.3.3(c) through (f); the decision of the Independent Firm on what items and amounts should be in the Schedule shall be final. Thereafter, within thirty (30) days after the completion of the audit of the Company's annual financial statements for each fiscal year of the Company after the Closing Date, the Company and Sellers shall agree on what amounts, if any, of each accrual, provision or reserve that is included in the Total Reserves has been applied and should, therefore, be added to the claims for Losses, and any disputes shall likewise be submitted to the Independent
Firm for its final decision.



         6.2 INDEMNIFICATION BY API AND BUYER. API and Buyer shall jointly and severally indemnify and hold harmless Sellers from and against the amount of any claim, damage, loss, cost, expense (including reasonable attorney's fees and related disbursements) or any other liability caused by, resulting from or arising out of, directly or indirectly, (a) any failure of Buyer to perform or fulfill agreements or obligations set forth in this Agreement to be so performed or fulfilled by API or Buyer; and (b) any inaccuracy in any of the representations of API or Buyer set forth in this Agreement or breach of any of the warranties or covenants of API or Buyer set forth in this Agreement.



         6.3 PROCEDURE TO SEEK INDEMNIFICATION.



         (a) Any Party seeking indemnification (the "Indemnified Party") shall give the Party from whom indemnification is requested (the "Indemnifying Party") written notice within thirty (30) days after the Indemnified Party has received notice or knowledge of the matter that has given or could give rise to a right of indemnification under this Agreement. Such notice shall state the amount of Losses, if known, the method of computation thereof, and the factual basis of the claim, all with reasonable particularity and shall contain a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed. Failure of the Indemnified Party to give notice within said thirty (30) day period shall not be deemed a waiver of its rights under this Article 6 except to the extent (and only to the extent) such failure shall have actually prejudiced the Indemnifying Party or caused it to incur additional costs, expenses or liabilities.



         (b) With respect to any Losses arising from any third party claim (a "Third Party Claim"), the Indemnified Party shall give the Indemnifying Party written notice within thirty (30) days after receiving notice of any Third Party Claim. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from any Third Party Claim (subject to the limitations set forth in this Article
6), then the Indemnifying Party shall be entitled, at its option, to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice upon giving written notice of its intention to do so to the Indemnified Party; in such case, the Indemnified Party shall be permitted, at its option, to participate in the defense of any such Third Party Claim with counsel of its own choosing and at its own expense. If the Indemnifying Party does not elect to assume and control the defense of such Third Party Claim, then the Indemnified Party may, at its option, elect to assume and control such defense through counsel of the Indemnified Party's choice. If the Indemnifying Party exercises its right to undertake the defense of any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party and make available to the Indemnifying Party all pertinent records, materials and information in its possession or under its control as is reasonably requested by the Indemnifying Party. Similarly, if the Indemnified Party is, directly or indirectly, conducting the defense of any Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party and make available to it all such records, materials and information in the Indemnifying Party's possession or under its control relating thereto as is reasonably requested by the Indemnified Party. In either case the Party conducting the defense shall allow the other Party, at their own cost, to participate in all negotiations and correspondence with such Third Parties. No Third Party Claim may be settled by the Indemnifying Party or the Indemnified Party without the written consent, not to be unreasonably withheld, of the other party; provided, however, that if such settlement involves the payment of money only and the Indemnified Party is totally indemnified for such payment and the Indemnified Party refuses to consent thereto, the Indemnifying Party shall cease to be obligated with respect to such Third Party Claim.



         6.4 RIGHT OF RECISION. The Buyer may rescind this Agreement in the event that prior to or at the Closing (i) any of either Seller's guaranties or representations are not true and correct in all material respects as of the Closing Date, or (ii) the Sellers have not complied with all material covenants and obligations required of them on or prior to the Closing Date. Also in the event that prior to Closing a material adverse change occurs to the Company, its financial condition, results of operations or business or its profit earning potential, Buyer or Sellers are entitled to rescind the Agreement prior to the Closing. Subject to Buyer's and Sellers' rights as set forth above in this
Section 6.4, any right of recision or revocation of this Agreement and any remedies based on a potential breach of a duty to negotiate in good faith shall be excluded.



         7.       MISCELLANEOUS.



         7.1 GOVERNING LAW. This Agreement shall be governed by the laws of the Federal Republic of Germany, and without giving effect to the 1980 United Nations ("Vienna") Convention on the International Sale of Goods or principles of conflicts of law.



         7.2 AMENDMENT. This Agreement and the Exhibits and Schedules attached hereto (which is herein defined as the "Agreement") constitutes the entire understanding of the Parties with respect to this subject matter, and no waiver or modification of any provisions hereof, and no amendment hereto shall be valid unless made in writing, stating expressly that it is intended to be a modification of this Agreement and signed by officers of all Parties. This provision may only be modified in writing.



         7.3 SUCCESSORS AND ASSIGNS. The assignment of any interest herein is void, unless the other Party has granted prior written consent to the assignment in which case this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns.

         7.4 SEVERABILITY. Should one or more provisions of this Agreement be invalid, the validity of the remaining provisions shall not be affected. The Parties agree that in such case the invalid provision may be renegotiated to a provision which most closely resembles the intended economic objective of the invalid provision and that all steps are taken to legally effect the renegotiated clause immediately.



         7.5 EXPENSES. Except as otherwise provided herein, all legal, accounting and other costs and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses; provided, however, Sellers, shall be responsible for the first DM 15,000 (in words: Deutsche Mark fifteen thousand) of all filing, recording, notarization and publication fees associated with or arising out of the sale and transfer of the Shares pursuant to this Agreement and any amount in excess of that shall be paid one-half (1/2) by Buyer and one-half (1/2) by Sellers.



         7.6 KNOWLEDGE. The Parties agree that any knowledge of Buyer or knowledge of third parties attributable to Buyer shall not in anyway impair its recourse to indemnification and other remedies.



         7.7 COUNTERPARTS; GOVERNING LANGUAGE. The Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute the same Agreement. The sole governing language of this Agreement for all purposes shall be English unless a German translation is added to the English term, in which case the German translation shall govern.



         7.8 ARBITRATION. All disputes arising in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce as at present in force ("the Rules") by one or three arbitrators appointed in accordance with the said Rules. Where the dispute is to be referred to three arbitrators, the Party or Parties submitting a request for arbitration shall jointly nominate one co-arbitrator and the Party or Parties designated as defendant(s) therein shall likewise nominate jointly one co-arbitrator pursuant to the time periods set forth in Article 2 of the Rules. The chairman shall be appointed by the ICC. The place of arbitration shall be in Frankfurt am Main and the language of the proceedings shall be English. This arbitration agreement shall be governed by the substantive laws of the Federal Republic of Germany, without regard to the principles of the conflicts of law.

                                    EXHIBITS

A    Form of API Guarantee of Final Installment per Section 2.3.2

B Shareholders Agreeement indicating that capital surplus has been increased by DM 2,000,000 per Section 2.4.1(a)

C    Lease Agreement per Section 3.10 and Section 5.3

D    Enviromental Report per Section 3.18

E    For of API Guarantee of Accounts Payable per Section 5.2(e)

F    Form of Sellers' in-house legal counsel's opinion on trademarks, etc. per
     Section 5.4

G    Assignment and Assumption Agreement re Imexpal contracts per Section 5.10